SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 4, 2008
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Information Contained in this Report on Form 6-K
     Attached hereto as Exhibit 1 is a copy of the notice of 2008 Annual Meeting of Limited Partners and Proxy Statement of Navios Maritime Partners L.P. dated November 4, 2008 for the Annual Meeting of Limited Partners to be held on December 16, 2008.

November 4, 2008

Dear Unitholder,

We cordially invite you to attend our 2008 annual meeting of limited partners to be held at 10:00 a.m. on Tuesday, December 16, 2008, at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. The attached notice of annual meeting and proxy statement describe the business we will conduct at the meeting and provide information about Navios Maritime Partners L.P. that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME PARTNERS L.P.
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS

November 4, 2008

TIME: 10:00 a.m.

DATE: December 16, 2008

PLACE: Offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece

PURPOSES:

1.	To elect (i) two Class I Directors to serve until the 2009 Annual Meeting of Limited Partners, (ii) one Class II Director to serve until the 2010 Annual Meeting of Limited Partners and (iii) one Class III Director to serve until the 2011 Annual Meeting of Limited Partners (“Proposal One”).

2.	To ratify the appointment of PricewaterhouseCoopers as our independent public accountants for the fiscal year ending December 31, 2008 (“Proposal Two”).

3.	To consider any other business that is properly presented at the meeting or any adjournment thereof.

WHO MAY VOTE:

The Board of Directors has fixed the close of business on November 3, 2008 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the annual meeting or any adjournment thereof. A list of common unit holders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

NAVIOS MARITIME PARTNERS L.P. 85 AKTI MIAOULI STREET PIRAEUS, GREECE 185 38
Why Did You Send Me this Proxy Statement?
Who Can Vote?
How Many Votes Do I Have?
How Do I Vote?
How Does the Board of Directors Recommend That I Vote on the Proposals?
May I Revoke My Proxy?
PROPOSAL ONE ELECTION OF DIRECTORS
PROPOSAL TWO INDEPENDENT PUBLIC ACCOUNTANTS
SOLICITATION
OTHER MATTERS
NAVIOS MARITIME PARTNERS L.P. PROXY FOR ANNUAL MEETING OF LIMITED PARTNERS DECEMBER 16, 2008 NAVIOS MARITIME PARTNERS L.P.’S BOARD OF DIRECTORS SOLICITS THIS PROXY
SIGNATURES

NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET
PIRAEUS, GREECE 185 38

PROXY STATEMENT FOR
NAVIOS MARITIME PARTNERS L.P.

2008 ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON DECEMBER 16, 2008

GENERAL INFORMATION CONCERNING THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Partners L.P.’s Board of Directors is soliciting your proxy to vote at the 2008 annual meeting of limited partners and any adjournments of the meeting to be held at 10:00 a.m. on Tuesday, December 16, 2008, at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual Meeting of Limited Partners summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 4, 2008, we began sending this proxy statement, the attached notice of annual meeting and the enclosed proxy card to all Limited Partners entitled to vote at the meeting. You can find a copy of our 2007 Annual Report on Form 20-F on the Internet through our website at www.navios-mlp.com or the SEC’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

On November 3, 2008, we had outstanding 13,631,415 common units, 7,621,843 subordinated units and 433,740 general partner units. Each Limited Partner of record at the close of business on November 3, 2008, is entitled to vote. One or more Limited Partners holding at least a majority of the total voting rights represented in person or by proxy at the annual meeting shall be a quorum for the purposes of the annual meeting. The common units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by us prior to the close of voting at the annual meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.

The common units are listed on the New York Stock Exchange under the symbol “NMM.”

You do not need to attend the annual meeting to vote your common units. Common units represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A Limited Partner may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any Limited Partner who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common unit of Navios Maritime Partners L.P. that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your common units are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your common units voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your common units and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your common units.

•	In person at the meeting. Contact the broker or other nominee who holds your common units to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The board of directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class I, Class II and Class III directors; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2008.

If any other matter is presented, the proxy card provides that your common units will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the annual meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Partners L.P.’s Secretary in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

PROPOSAL ONE

ELECTION OF DIRECTORS

In accordance with the terms of our First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) (i) upon completion of our initial public offering, our general partner appointed seven directors to our Board of Directors and (ii) in conjunction with, and following our 2008 annual meeting (our first annual meeting following our initial public offering) our Board of Directors will continue to consist of seven members; however, only three of the members will be appointed by our general partner and four members will be elected into three different classes.

The three appointed directors will be appointed by our general partner in its sole discretion at our 2008 annual meeting. Those appointed directors will consist of Angeliki Frangou, George Achniotis and Shunji Sasada. As provided in the Partnership Agreement, directors appointed by our general partner will serve as directors for terms determined by our general partner.

The four elected directors will be elected by holders of our Common Units and such elected directors are divided into three classes serving staggered terms. Accordingly, the nominees for election to our Board of Directors, and their respective classes, are:

•	Robert Pierot, a Class I Director, for election as a director whose term would expire at the 2009 Annual Meeting.

•	John Karakadas, a Class I Director, for election as a director whose term would expire at the 2009 Annual Meeting.

•	Efstathios Loizos, a Class II Director, for election as a director whose term would expire at the 2010 Annual Meeting.

•	Leonidas Korres, a Class III Director, for election as a director whose term would expire at the 2011 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominees. It is expected that such nominees will be able to serve, but if before the election it develops that such nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board of Directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for election to our Board of Directors is set forth below:

Name	Age	Position

Leonidas Korres	31	Class III Director
Efstathios Loizos	45	Class II Director
Robert Pierot	49	Class I Director
John Karakadas	45	Class I Director

Leonidas Korres was appointed to our Board of Directors in October 2007. Mr. Korres has served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic since October 2005. From April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and served as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. Prior to his appointment as an advisor to the Minister of Economy and Finance of the Hellenic Republic, Mr. Korres worked as Senior Financial Advisor for KPMG Corporate Finance from 2002 to 2004. From May 2003 to December 2006, he also served as a member of the board of directors of the Center for Employment and Entrepreneurship Non Profit Company. Mr. Korres is currently a member of the board of directors of Hellenic Olympic Properties S.A., the company responsible for the exploitation of the Olympic venues, and Hellenic Railways Organization S.A. He holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a master’s degree in Finance from the University of London.

Efstathios Loizos was appointed to our Board of Directors in October 2007. Since 2005, Mr. Loizos has served as the President of the International Packaging Association and has been the Vice President of the board of directors of the Hellenic Association of Steel Packaging Manufacturers. Since 2002, Mr. Loizos has served as the General Manager and a member of the board of directors of Elsa S.A., a Greek steel packaging company and has been the Vice Chairman of the board of directors of Atlas S.A., one of its affiliates. Mr. Loizos received a Matrise es sciences economiques from the University of Strasbourg and an M.B.A. in finance from New York University.

Robert Pierot was appointed to our Board of Directors in October 2007. Since 1979, Mr. Pierot has been engaged in brokering the sale and purchase of a variety of ocean-going vessels, ranging from large bulk carriers and tankers to vessels used to service offshore oil and gas exploration and production facilities. Currently, Mr. Pierot serves as director and principal of Jacq. Pierot Jr. & Sons, Inc., a privately held shipbrokers firm based in New York. From 1987 to 2007, Mr. Pierot served as President of Pierot Enterprise, a family investment firm, and one of the founding shareholders of Scorpion Offshore and Chiles Offshore. Mr. Pierot was one of the original members of the board of directors of Chiles Offshore. Mr. Pierot is also a member of the board of directors of the Hellenic-American Chamber of Commerce, a position he has held since 1980.

John Karakadas was appointed to our Board of Directors in October 2007. Since April 2007, Mr. Karakadas has served as Executive Director of Marfin Investment Group, an Athens Exchange listed Investment Company. Mr. Karakadas currently serves as Chairman and Chief Executive Officer of SingularLogic, a South East European software vendor and information technology services provider listed on the Athens Exchange. In addition, Mr. Karakadas is currently the Managing Director of White Tower Ltd., a U.K. based company, founded by Mr. Karakadas in November 2003, which specializes in corporate and financial restructuring in South East Europe. Since 2005, Mr. Karakadas has served on the board of directors of IRF European Finance Investments Ltd., a London Stock Exchange listed company, and since 2004, he has served on the board of directors of Greek Information Technology Holdings S.A. During the period between 2002 and 2003, Mr. Karakadas was the Managing Director of Tchibo GmbH. Prior to that time, from 1999 to 2000, Mr. Karakadas was President, Asia Pacific, of Burger King, based in Sydney, Australia. Mr. Karakadas received a BBA in Industrial Management from Kent State University.

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Navios Maritime Holdings Inc. or its affiliates) present either in person or represented by proxy at the annual meeting.

Effect of abstentions and broker non-votes.  Abstentions will not affect the vote on Proposal One. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name for the election of directors. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors is submitting for approval the appointment of PricewaterhouseCoopers S.A., independent public accountants, as our independent auditors for the fiscal year ending December 31, 2008. The Board proposes that holders of Common Units ratify this appointment. PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2007.

PricewaterhouseCoopers S.A. has advised us that it does not have any direct or indirect financial interest in us, nor has it had any such interest in connection with us since our inception other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by our audit committee.

We are not required to obtain the approval of our Limited Partners to select our independent public accountants. In the event the holders of Common Units do not ratify the appointment of PricewaterhouseCoopers S.A. as our independent public accountants, the audit committee will reconsider its appointment.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of votes present or represented by proxy and entitled to vote at the annual meeting.

Effect of abstentions and broker non-votes.  Abstentions will be treated as votes against Proposal Two. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on Proposal Two. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT PUBLIC ACCOUNTANTS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

No other matters are expected to be presented for action at the annual meeting. Should any additional matter come before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Secretary

November 4, 2008
Piraeus, Greece

NAVIOS MARITIME PARTNERS L.P.
PROXY FOR ANNUAL MEETING OF LIMITED PARTNERS DECEMBER 16, 2008
NAVIOS MARITIME PARTNERS L.P.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these common units, hereby acknowledges receipt of the Notice and Proxy Statement dated November 4, 2008 in connection with the Annual Meeting of Limited Partners to be held at 10:00 a.m. on Tuesday, December 16, 2008 at the offices of Navios Shipmanagement Inc., Akti Miaouli 85, 6th Floor, Piraeus, Greece and hereby appoints Angeliki Frangou and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Units of Navios Maritime Partners L.P. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2008 Annual Meeting of Limited Partners, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made this Proxy will be voted FOR the election of Directors and FOR Proposal 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

1.	Election of Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Leonidas Korres as a Class III director of the Company, whose term will expire in 2011, Efstathios Loizos as a Class II director of the Company, whose term will expire in 2010, and Robert Pierot and John Karakadas as Class I directors of the Company, whose terms will expire in 2009.

Leonidas Korres	☐ FOR	☐ WITHHOLD VOTE	Efstathios Loizos	☐ FOR	☐ WITHHOLD VOTE
Robert Pierot	☐ FOR	☐ WITHHOLD VOTE	John Karakadas	☐ FOR	☐ WITHHOLD VOTE

2.	Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2008.

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

☑   Please mark votes as in this example.

The Board of Directors recommends a vote FOR Proposals 1 and 2.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.
If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:    Date
Signature:    Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 10, 2008